Exhibit 99.1

PREMIUM CATERING (HOLDINGS) LTD

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO BE HELD ON APRIL 22, 2025 AT 11:00 AM (SINGAPORE TIME)

Notice is hereby given (“Notice”) that an extraordinary general meeting of the members (the “Members”) of Premium Catering (Holdings) Ltd., a Cayman Islands exempted company (the “Company” or “Premium Catering”), will be held at 11:00 a.m., local time, on April 22, 2025 at Units 2303-2505, 25th Floor, C.C. Wu Building, 302-308 Hennessy Road, Wan Chai, Hong Kong, and any adjournments or postponements thereof (the “Extraordinary Meeting”) for the following purposes:

1.	The re-designation and re-classification of shares of the Company such that the currently issued 29,200,000 ordinary shares of par value of US$0.0000005 each in the Company be and are re-designated and re-classified into 10,547,250 Class B ordinary shares of par value US$0.0000005 each with 10 votes per share (the “Class B Ordinary Shares”) and 18,652,750 Class A ordinary shares of par value US$0.0000005 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis as follows:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Hero Global Enterprises Limited	10,547,250	10,547,250 Class B Ordinary Shares
All other shareholders	18,652,750	18,652,750 Class A Ordinary Shares
Total	29,200,000

2.	The adoption of the Second Amended Memorandum of Association and Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Second Amended and Restated Memorandum and Articles of Association”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

3.	To consider and act upon such other business as may properly come before the Extraordinary Meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Extraordinary Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

Only Members of record at the close of business on March 28, 2025 shall be entitled to receive notice of and to vote at the Extraordinary Meeting. All Members are cordially invited to attend the Extraordinary Meeting in person. Regardless of your plan to attend/not attend the Extraordinary Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Extraordinary Meeting.

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We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Company. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials (the “Internet Notice”) to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The notice of the Extraordinary Meeting, this proxy statement, and the proxy card will be sent to shareholders on or about April 2, 2025.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

By Order of the Board of Directors

YU Chun Yin, Executive Director

Singapore

March 29, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON APRIL 22, 2025

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PREMIUM CATERING (HOLDINGS) LTD

6 Woodlands Walk

Singapore 738398

PROXY STATEMENT

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of PREMIUM CATERING (HOLDINGS) LTD., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”), which is to be held on Tuesday, April 22, 2025, at 11:00 a.m., local time, at Units 2303-2505, 25th Floor, C.C. Wu Building, 302-308 Hennessy Road, Wan Chai, Hong Kong.

We will send or make these proxy materials available to shareholders on or about April 2, 2025.

QUESTIONS AND ANSWERS

RELATING TO THE EXTRAORDINARY MEETING

Why did I receive these materials?

Our Members as of the close of business on March 28, 2025, which we refer to as the “Record Date,” are entitled to vote at our Extraordinary Meeting, which will be held on April 22, 2025 (“Extraordinary Meeting”). As a Member, you are invited to attend the Extraordinary Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Extraordinary Meeting, describes the proposals presented for Shareholder action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Extraordinary Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Extraordinary Meeting. If you were a Member of record on the Record Date, you would be entitled to vote all of the ordinary shares that you held on that date at the Extraordinary Meeting, or any postponements or adjournments of the Extraordinary Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 29,200,000 ordinary shares outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Extraordinary Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding ordinary shares is necessary to constitute a quorum at the Extraordinary Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 9,733,334 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Extraordinary Meeting. Abstentions and broker “non- votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

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How can I vote my ordinary shares in person at the Extraordinary Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Extraordinary Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Extraordinary Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Extraordinary Meeting?

Whether you hold ordinary shares directly as the Member of record or beneficially in “street name,” you may direct how your ordinary shares are voted without attending the Extraordinary Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Extraordinary Meeting, you may deliver your completed proxy card in person. If you hold ordinary shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at 6 Woodlands Walk, Singapore 738398, or by signing a proxy card bearing a later date, or by attending the Extraordinary Meeting and voting in person.

For ordinary shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Extraordinary Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Extraordinary Meeting in person and so request, although attendance at the Extraordinary Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by Transhare, 17755 North US Highway 19, Suite 140, Clearwater, Florida 33764; telephone: 303-662-1112 (“Transhare”), our transfer agent, who will act as master tabulator. However, no representatives of Transhare will attend the Extraordinary Meeting. Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Extraordinary Meeting. If you are a Member of record, your signed proxy card is returned directly to Transhare for tabulation. If you hold your ordinary shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to Transhare on behalf of its clients.

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What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends: (i) FOR the re-designation and re-classification of shares of the Company such that the currently issued 29,200,000 ordinary shares of par value of US$0.0000005 each in the Company be and are re-designated and re- classified into 10,547,250 Class B ordinary shares of par value US$0.0000005 each with 10 votes per share (the “Class B Ordinary Shares”) and 18,652,750 Class A ordinary shares of par value US$0.0000005 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis; and (ii) FOR the adoption of the Second Amended Memorandum of Association and Amended and Restated Articles of Association of the Company as set forth in Annex A to this notice (the “Second Amended and Restated Memorandum and Articles of Association”) in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Mr. YU Chin Yin, one of our Executive Directors, through his direct ownership of 100.00% of Hero Global Enterprises Limited, beneficially owns an aggregate of approximately 36.12% of our issued and outstanding ordinary shares. Mr. Yu has advised the Company that he intends to vote the 10,547,250 ordinary shares representing approximately 36.12% of the outstanding ordinary shares as of March 28, 2025 in favor of the proposals above. In the event a minimum quorum of 9,733,334 shares is present at the Extraordinary Meeting, the shares held of record by Hero Global Enterprises Limited and voted in favor of the above proposals will be sufficient to approve the proposals.

Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Extraordinary Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

What vote is required to approve each of the Proposal No. 1 and No. 2

Assuming a quorum as referenced above is reached, the approval of the proposals requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

PROPOSALS – No. 1 RE-DESIGNATION OF SHARE CAPITAL AND

No. 2 ADOPTION OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board of Directors approved, and directed that there be submitted to the members of the Company for approval, as a special resolution the (i) re-designation and re-classification of shares of the Company (the “Re- Designation of Share Capital”); and (ii) adoption of the second amended and restated memorandum and articles of the Company, such that the currently issued 29,200,000 ordinary shares of par value of US$0.0000005 each in the Company be and are re-designated and re-classified into 10,547,250 Class B ordinary shares of par value US$0.0000005 each with 10 votes per share (the “Class B Ordinary Shares”) and 18,652,750 Class A ordinary shares of par value US$0.0000005 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis as follows:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Hero Global Enterprises Limited	10,547,250	10,547,250 Class B Ordinary Shares
All other shareholders	18,652,750	18,652,750 Class A Ordinary Shares
Total	29,200,000

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Following the Re-Designation of Share Capital, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 10 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association.

The Board of Directors deems it advisable and is recommending that our members approve and adopt the Second Amended and Restated Memorandum and Articles of Association attached hereto as Annex A. The Second Amended and Restated Memorandum and Articles of Association, in paragraph 8 of the second amended and restated memorandum of association, articles 10 of the second amended and restated articles of association, reflects the proposed dual-class share structure and sets out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (which are the subject of this proposal).

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(A) the authorized share capital of the Company be and is hereby re-designated as follows:

From: US$500,000 divided into 1,000,000,000,000 shares authorized with par value of US$0.0000005 each;

To: US$500,000 divided into 900,000,000,000 Class A ordinary shares of par value of US$0.0000005 each and 100,000,000,000 Class B ordinary shares of par value of US$0.0000005 each;

By: the re-designation and re-classification of 899,981,347,260 unissued ordinary shares of par value of US$0.0000005 each into 899,981,347,260 Class A ordinary shares of par value of US$0.0000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members;

By: the re-designation and re-classification of 99,989,452,750 unissued ordinary shares of par value of US$0.0000005 each into 99,989,452,750 Class B ordinary shares of par value of US$0.0000005 each with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members; and

By: the re-designation and re-classification of 29,200,000 issued ordinary shares of par value of US$0.0000005 into 18,652,750 Class A ordinary shares of par value of US$0.0000005 each and 10,547,250 Class B ordinary shares of par value of US$0.0000005 each as set out in the table below with the rights attaching to such shares as set out in the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Hero Global Enterprises Limited	10,547,250	10,547,250 Class B Ordinary Shares
All other shareholders	18,652,750	18,652,750 Class A Ordinary Shares
Total	29,200,000

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(B) that clause 8 of the existing memorandum of association be and is hereby deleted in its entirety and replaced with the following new clause 8:

8. “The share capital of the Company is US$500,000 divided into (a) 900,000,000,000 Class A Ordinary Shares with a par value of US$0.0000005 each and (b) 100,000,000,000 Class B Ordinary Shares with a par value of US$0.0000005, of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C) that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of Extraordinary General Meeting of Members.

VOTE REQUIRED FOR APPROVAL

Assuming a quorum as referenced above is reached, the approval of the proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

The Re-Designation of Share Capital and the adoption of the Second Amended and Restated Memorandum and Articles of Association will become effective upon approval of our members.

The proposed re-designation and re-classification will not affect in any way the validity or transferability of share certificates outstanding or the trading of the Company’s shares on the NASDAQ Capital Market. If the amendment is passed by our members, it will not be necessary for members to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

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How are votes counted?

In the approval of proposal no. 1 and no. 2 and any other items of business, you may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your ordinary shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your ordinary shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your ordinary shares at the Extraordinary Meeting. The broker, bank, or other nominee that is the Member of record for your ordinary shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your ordinary shares in a brokerage account but you fail to return your voting instruction card to your broker, your ordinary shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters. No matters submitted for Members’ approval herein are “routine” matters. When a brokerage firm votes its customers’ un-voted shares, these shares are counted for purposes of establishing a quorum.

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THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-DESIGNATION OF SHARE CAPITAL AND ADOPTION OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

GENERAL

Other Matters

The Board of Directors is not aware of any other matters to be submitted to the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Transhare Company. Its address is Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings are made electronically through the SEC’s EDGAR system, and are available to the public at the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors

YU Chun Yin, Executive Director

March 29, 2025

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